Exhibit 26(d)(ix)

TRANSAMERICA LIFE INSURANCE COMPANY

WAIVER PROVISION RIDER

Transamerica Life Insurance Company has issued this rider as a part of the policy to which it is attached.

Waiver Benefit — We will waive each monthly deduction due immediately on or after age 10 of the insured during the insured’s total disability. This deduction (referred to as “such deduction”) is described in the Monthly Deductions provision of the policy. The waiver is subject to the provisions of this rider.

While monthly deductions are being waived under this benefit, premium payments are not required.

Any monthly deduction eligible for waiver under this rider that is taken before we approve a claim will be credited to the accumulation value of the policy. This credit will be treated as a new net premium. We will credit the accumulation value as of the date of notice of claim or the date at the end of the first six months of such disability, whichever is later. If that date is not a valuation date, we will credit the accumulation value on the next valuation date.

Total Disability — Disability will be total when the insured becomes so disabled by injury or disease which first manifests itself after the date this rider is signed by us, as to be unable to perform substantially all of the material duties of any gainful work for which the insured is, or becomes, fitted by reason of education, training or experience. If the occupation of the insured is, or becomes, that of a student, then “any gainful work” will include going to school. The total loss of sight of both eyes, or of the use of both hands, both feet or one hand and one foot, will be presumed total disability while such total loss continues. Total disability is called “such disability” in this rider.

The beginning of such disability will be the beginning of the disability which totally disables the insured for not less than six months. In no event will such disability be considered to have begun more than one year before the date due proof of such disability is received by us.

Age Limitations — No waiver will be allowed under this rider during any period of disability before the insured’s 10th birthday. If such disability continues beyond the 10th birthday, we will waive each such deduction due after that birthday and during such disability. No waiver will be allowed under this rider if such disability begins after the policy anniversary nearest age 60 of the insured.

Exclusion from Coverage — No benefits will be allowed under this rider if such disability results directly or indirectly from:

1.	Intentionally self-inflicted injury.

2.	Participation in insurrection.

3.	War, declared or undeclared, or any act of war.

Automatic Termination — This rider will automatically terminate:

1.	If the policy is surrendered.

2.	If the policy lapses.

3.	At the policy anniversary nearest age 60 of the insured, subject to any claims under this rider.

Notice and Proof of Disability — Written notice of such disability must be given to us at our administrative office while the insured is living and while such disability continues. Failure to give such notice will not invalidate any claim if such notice was given as soon as was reasonably possible. Due proof of such disability must be given to us at our administrative office. Although proof of such disability may have been accepted by us as satisfactory, the insured must at any time, when we request it, furnish due proof of the continuance of such disability. At our option, such proof may include an examination of the insured by a medical examiner chosen by us. Such proof will not be required by us more than once each year after such disability has continued for two full years.

1-011 06-101	PAGE 1

Recovery from Disability — The benefits provided by this rider will end:

1.	If the insured fails to give us any due proof, or refuses to submit to a requested medical examination.

2.	If the insured is no longer totally disabled.

Cancellation — Upon written request by the owner, this rider may be cancelled on any monthly policy date.

No Dividends are Payable — This rider does not participate in our profits or surplus.

Consideration — We have issued this rider in consideration of the application and payment of the initial premium shown in the Policy Data. A copy of the application is attached to the policy. Monthly deductions for this rider are based on the rates shown in the Policy Data and are payable as provided in the policy, except that when this rider terminates, such monthly deductions will no longer be payable.

Signed for the Company at Los Angeles, California, on the date of issue of the policy unless a different date is shown here.

Secretary	President

1-011 06-101	PAGE 2